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                                  EXHIBIT 11.1

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                 Statement re Computation of Per Share Earnings
                      (in thousands, except per share data)


The following table sets forth the computation of basic earnings per share:

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

                            July 31, 1999     July 31, 2000    July 31, 2001    July 31, 2002
                              (Restated)        (Restated)       (Restated)
Numerator:                       $141              $547             $387           $1,109
  Net income

Denominator:
  Basic common shares            1,095            1,271            1,447            1,546
  Outstanding

Basic earnings per share        $128.52          $430.55          $267.58          $717.14
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